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         The Laclede Group today will host a conference call at 10:00 a.m.
CST to discuss its agreement to purchase SM&P Utility Resources, Inc. from NiSource and related business matters. During the call, management will review the company's strategic direction of stabilizing the core utility business and improving shareholder returns by adding a growth component. The Laclede Group plans to transition from a holding company with one primary source of income to one with a more balanced earnings mix of regulated and non-regulated income, closer to an 80/20 mix, over the next five years. Its business objectives are two-fold: to stabilize the utility earnings and to parlay its strengths into sustainable growth businesses.

         The acquisition of SM&P represents part of the implementation of that strategy. Nationwide, the facilities locating industry grew by 12% from 1999 to 2000, while the outsourced portion of the market grew by 25% in the same time period. The Laclede Group anticipates that SM&P will contribute $.04 to $.08 per share to the company's earnings in fiscal 2002. Management will indicate that with normal weather conditions they would anticipate The Laclede Group's consolidated fiscal 2002 earnings to be in the $1.67 to $1.72 range. However, the weather for October through November was 25% warmer than normal, causing earnings for the year to date to be off by $.09 per share. December to date has also been warmer than normal. As earnings are determined largely by the weather and gas usage in the winter season, the next few months will largely determine the results of the utility.

         To participate in the call today, please dial 1-800-946-0782 at least ten minutes prior to the start time. A replay of the conference call will be available from Noon CST on December 14 until Midnight EST on December 21. To access the replay, please dial 1-888-203-1112 and use passcode 691605 at any time during that period.

The Laclede Group, Inc. (NYSE: LG) is a public holding company committed to providing reliable natural gas service through its regulated core utility operations while developing its presence in non-regulated activities that fit well and provide opportunities for sustainable growth. Its primary subsidiary -- Laclede Gas Company -- is the largest natural gas distribution utility in Missouri, serving more than 630,000 residential, commercial and industrial customers in St. Louis and surrounding counties of eastern Missouri. As an adjunct to its distribution service, it also operates underground natural gas storage fields. Its non-regulated subsidiaries at this time provide less than 10% of its revenues.


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This release contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 27, 2000, as amended.